Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 22-03

Alianza Minerals Files Technical Report for Haldane Project and Files Annual Information Form

Vancouver, BC, February 9, 2022 - Alianza Minerals Ltd. (“Alianza” or the “Company”) (TSX-V: ANZ, OTCQB: TARSF) is pleased to announce that it has filed on SEDAR a National Instrument 43-101 (“NI 43-101”) compliant technical report on its 100% owned Haldane project entitled “Technical Report on the Haldane Project, Yukon, Canada” (the “Technical Report”). The Technical Report has an effective date of December 31, 2021, and was prepared by Murray Jones, MSc, PGeo of Equity Exploration Consultants Ltd., a Qualified Person as defined in NI 43-101.

The 8,579 hectare Haldane project is located in the western portion of the Keno Hill silver district, 25 kilometres west of Keno City, Yukon. Exploration at Haldane is targeting extensions of historical high-grade silver production on the property as well as recently defined targets, such as the West Fault, in new areas of the property.

The Technical Report is being filed concurrently with, and in support of, the Company’s Annual Information Form (“AIF”) for the financial year ended September 30, 2021. The AIF has been voluntarily filed by Alianza in order to permit the Company to be eligible to file a short form prospectus under National Instrument 44-101 at a future date. The Company is not currently contemplating a financing using the short form prospectus system, however the Company would like to ensure that the system is available to it in the future.

“We have had successful campaigns at Haldane, both at the West Fault and Middlecoff zones,” stated Jason Weber, P.Geo., President and CEO of Alianza. “Both targets are open to depth and along strike in both directions and show evidence of multiple fault movements and mineralizing events that may be conducive to forming larger mineralized bodies. We look forward to advancing both of these targets and others at Haldane.”

Haldane Silver Project, Keno Hill District, Yukon

Recent work at Haldane has targeted the West Fault target. Drilling in 2021 aimed to follow up the result from a late 2020 intersection (8.72 m estimated true width averaging 311 g/t silver, 0.89% lead and 1.13% zinc) with 50 metre step outs along strike and down dip, extending mineralization 100 metres along strike and 90 metres down trend. This campaign was highlighted by additional high grade results of 3.14 m estimated true width averaging 1,351 g/t silver, 2.43% lead and 2.91% zinc in hole HLD21-24 including 1.26 m estimated true width averaging 3,267 g/t silver, 5.80% lead and 7.02% zinc. Drilling revealed two splays of strongly mineralized veins within the West Fault Complex. The next phase of drilling will test the West Fault Complex vein mineralization to the southwest and down dip to determine the extent of high grade silver mineralization at this target. This program is planned to commence in the summer with a minimum of 2,000 metres of drilling planned. In addition to the high priority West Fault, plans for additional holes at the Middlecoff and the recently discovered Bighorn targets are being drawn up as well. Program details will be made available once finalized.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

Alianza is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Scott Logan

slogan@renmarkfinancial.com

Tel: (416) 644-2020 or (212) 812-7680

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.